ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

November 22, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	PIMCO Income Strategy Fund (the “Fund”)
File Nos. 333-274854 and 811-21374

Dear Ms. Vroman-Lee:

Thank you for your oral comments provided on November 1, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on October 4, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

*  *  *

PROSPECTUS

Cover

1.	Comment: The second paragraph on page (iii) states: “The Fund may invest without limit in illiquid investments . . .” Please advise how much the Fund expects to invest in hedge funds and private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund expects to invest more than 15% of the Fund’s assets in hedge funds and private equity funds, please note that registered investment funds that invest in such hedge funds and private equity funds should impose a minimum investment amount of at least $25,000 and restrict sales of the Fund’s shares to investors that, at a minimum, satisfy the accredited investor standard. Please explain why it would be appropriate to offer the Fund’s shares without imposing these limits. The staff may have additional comments after reviewing your response.

Response: The Fund does not intend to invest in “hedge funds” and “private equity funds” that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act as part of its principal investment strategies. For the avoidance of doubt, the Fund may invest in other issuers/issuances that rely on Sections 3(c)(1) or (7) such as REITs and asset-backed issuers, including, without limitation, CLOs, CBOs and other CDOs, RMBS, CMBS, CMOs and tender option bonds.

Prospectus Summary

2.	Comment: Please define “CoCos” under “Contingent Convertible Securities Risk” on page 17.

Response: The Fund will add the requested disclosure.

Fee Table

3.	Comment: Please provide a completed fee table for the staff’s review.

Response: See Appendix A attached hereto.

STATEMENT OF ADDITIONAL INFORMATION

4.	The staff notes the section “Derivative and Direct Claims of Shareholders” on page 107:

a.

Comment: The last sentence of the first paragraph under this section states: “Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders.” Please add disclosure that such decision by the Trustees do not apply to claims arising under federal securities laws.

Response: The Fund will add the following disclosure to the end of the above-mentioned section:

These provisions in the Declaration regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

b.

Comment: The first sentence of the second paragraph under this section states: “A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees . . . nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action.” Please add disclosure that such decision by the Trustees do not apply to claims arising under federal securities laws.

Response: See response to Comment #4.a. above.

*  *  *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Adam M. Schlichtmann, Esq.

Appendix A

Summary of Fund Expenses

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering. The table reflects the use of leverage attributable to the Fund’s outstanding Preferred Shares and reverse repurchase agreements averaged over the fiscal year ended June 30, 2023 in an amount equal to 28.62% of the Fund’s total average managed assets (including assets attributable to such leverage) and 40.09% of the Fund’s total average net assets attributable to Common Shares and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentages above do not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of June 30, 2023. The extent of the Fund’s assets attributable to leverage following an offering, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions.

Shareholder Transaction Expenses:

Sales load (as a percentage of offering price)(1)	[]%

Offering Expenses Borne by Common Shareholders (as a percentage of offering price)(2)	[]%

Dividend Reinvestment Plan Fees(3)	None

(1)

In the event that the Common Shares to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load and/or commission.

(2)

The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund and indirectly by all of its Common Shareholders as a percentage of the offering price.

(3)

You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

Annual Expenses

Annual Expenses Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to ARPS and reverse purchase agreements)

Management Fees(1)	1.21%

Dividend Cost on Preferred Shares(2)	1.52%

Interest Payments on Borrowed Funds(3)	1.55%

Other Expenses(4)	0.05%

Total Annual Expenses(5)	4.33%

(1)

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 0.86% of the Fund’s average weekly total managed assets. “Total managed assets” includes the total assets of the Fund (including any assets attributable to any preferred shares or other forms of leverage that may be outstanding) minus accrued liabilities (other than liabilities representing leverage). The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund — Investment Management Agreement” for an explanation of the unified management fee.

(2)

Reflects the Fund’s outstanding Preferred Shares averaged over the fiscal year ended June 30, 2023, which represented 10.74% of the Fund’s total average managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements), at an estimated annual dividend rate to the Fund of 10.18% (based on the weighted average Preferred Share dividend rate during the fiscal year ended June 30, 2023) and assumes the Fund will continue to pay Preferred Share dividends at the “maximum applicable rate” called for under the Fund’s Bylaws due to the ongoing failure of auctions for the ARPS. The actual dividend rate paid on the ARPS will vary over time in accordance with variations in market interest rates. See “Use of Leverage” and “Description of Capital Structure.”

(3)

Reflects the Fund’s use of leverage in the form of reverse repurchase agreements averaged over the fiscal year ended June 30, 2023, which represented 17.88% of the Fund’s total average managed assets (including assets attributable to reverse repurchase agreements), at an annual interest rate cost to the Fund of 3.76%, which is the weighted average interest rate cost during the fiscal year ended June 30, 2023. See “Use of Leverage—Effects of Leverage”. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

(4)	Other expenses are estimated for the Fund’s current fiscal year ending June 30, 2024.
(5)

“Dividend Cost on Preferred Shares,” including distributions on Preferred Shares, and “Interest Payments on Borrowed Funds” are borne by the Fund separately from management fees paid to PIMCO. Excluding these expenses, Total Annual Fund Operating Expenses are 1.26%. Excluding only distributions on Preferred Shares of 1.52%, Total Annual Fund Operating Expenses are 2.81%.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 4.33% of net assets attributable to Common Shares in years 1 through 10 (assuming assets attributable to Preferred Shares and reverse repurchase agreements representing 28.62% of Fund total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years

Total Expenses Incurred	$43	$131	$220	$448

(1)

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds, Dividend Cost on Preferred Shares and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.